                    LOOMIS SAYLES INCOME OPPORTUNITIES FUND
                              399 Boylston Street
                          Boston, Massachusetts 02116

June 15, 2007

VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
One Station Place, N.E.
Washington, D.C. 20549-0510

Re: Loomis Sayles Income Opportunities Fund
    Request for Withdrawal of Registration Statement on Form N-2
    File Nos. 333-108849 and 811-21431

Ladies and Gentlemen:

Loomis Sayles Income Opportunities Fund (the "Registrant") hereby applies, pursuant to Rule 477(a) under the Securities Act of 1933, as amended, to withdraw its registration statement on Form N-2 (File No. 333-108849 and 811-21431) relating to the registration of shares of common stock (together with all exhibits and amendments thereto, the "Registration Statement"). The Registration Statement was originally filed with the Securities and Exchange Commission (the "Commission") on September 11, 2003.

The Registration Statement was not declared effective by the Commission and none of the Registrant's securities were sold pursuant to the Registration Statement. Registrant is withdrawing the Registration Statement because it has determined not to offer its securities to the public at this time.

If you have any questions regarding the foregoing application for withdrawal, please call Michael G. Doherty at Ropes & Gray LLP, counsel to the Registrant, at (212) 497-3612.

                                      Sincerely,

                                      LOOMIS SAYLES INCOME OPPORTUNITIES FUND

                                      By:    /s/ John T. Hailer
                                             ----------------------------------
                                      Name:  John T. Hailer
                                      Title: President